Exhibit 99.2

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

OF

PACIFIC DRILLING S.A.

Société anonyme

Registered Office:  8-10 Avenue de la Gare, L-1610 Luxembourg

R.C.S. Luxembourg B 159.658

4 June 2019

Dear Shareholders:

The Board of Directors of Pacific Drilling S.A. (the “Board”) is pleased to invite you to attend the Annual General Meeting of Shareholders (the “AGM”) of Pacific Drilling S.A. (the “Company”) to be held on 4 June 2019 at 10:00 a.m. Central European Time at the Registered Office of the Company in Luxembourg with the following agenda:

AGENDA

1.

Approval of the stand-alone audited and unconsolidated annual accounts of the Company for the financial period from 1 January 2018 to 31 December 2018 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the “Annual Accounts”);

2.

Approval of the consolidated financial statements of the Company for the financial period from 1 January 2018 to 31 December 2018 prepared in accordance with United States Generally Accepted Accounting Principles (the “Consolidated Financial Statements”);

3.	Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2018 to 31 December 2018;
4.

Granting of discharge of liability (quitus) to the current directors of the Company for the exercise of their mandates as directors of the Company in relation to the financial period from 1 January 2018 to 31 December 2018;

5.

Reiterate (a) the acknowledgement of the resignations from the Board of: Messrs. Jeremy Asher, Antoine Bonnier, Laurence N. Charney, Cyril Ducau, N. Scott Fine, Sami Iskander, Matthew Samuels and Robert A. Schwed (the “Pre-emergence Directors”) with effect on November 19, 2018, and (b) the granting of full discharge of liability to the Pre-emergence Directors for the exercise of their mandates as directors of the Company which ended on November 19, 2018;

6.

Confirmation of the appointment of the following Class A members of the Board: David N. Weinstein, Bernie G. Wolford, Jr. and John V. Simon as previously co-opted by the Board by resolutions taken on November 19, 2018 and December 12, 2018, respectively;

7.

Re-appointment of the following Class A members of the Board for a term ending at the annual general meeting of the Company to be held in 2020: W. Matt Ralls, Bernie G. Wolford, Jr., John V. Simon, and David N. Weinstein.

8.	Approval of compensation of the members of the Board for 2019; and
9.	Re-appointment of KPMG Luxembourg, Réviseur d’entreprises agréé, as independent auditor of the Company until the annual general meeting of the shareholders of the Company to be held in 2020.

Copies of the Annual Accounts and of the Consolidated Financial Statements together with the relevant management and audit reports shall be made available: (i) on the Company’s website at www.pacificdrilling.com in the “Events & Presentations” subsection of the “Investor Relations” section; and (ii) at the Registered Office of the Company during normal business hours, beginning fifteen (15) days before the AGM until the date of the AGM. Copies of the Annual Accounts and of the Consolidated Financial Statements and the relevant management and audit reports shall also be sent to the registered shareholders in accordance with article 461-6 of the Luxembourg law of 10th August 1915 on commercial companies, as amended (the “Law”).

Luxembourg, 7 May 2019

/s/ Bernie G. Wolford, Jr.

Bernie G. Wolford, Jr.

Director and Chief Executive Officer

Notes:

1.	The Board has fixed the close of business on 12 April 2019 as the record date for the determination of the shareholders entitled to vote at the AGM or any adjournment thereof.
2.	At the AGM, each of the proposed resolutions shall be adopted by a simple majority vote and each share is entitled to one vote.
3.

No shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a notarially-certified copy of that power of attorney, is sent to the Company, to reach the Registered Office by not later than five (5) business days before the time the meeting is held. A shareholder may grant a written proxy or power of attorney to another person, shareholder or otherwise, in order to be represented at the meeting.

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR SHARES PROMPTLY.

IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES, TO VOTE YOUR SHARES, YOU CAN (1) USE THE INTERNET AS DESCRIBED ON YOUR PROXY CARD; (2) CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED ON YOUR PROXY CARD; OR (3) COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE “AGM”) OF

PACIFIC DRILLING S.A.

Company Proposals

PROPOSALS 1, 2, 3, 4, 5, 6, 7, 8 and 9.

1.

Approval of the stand-alone audited and unconsolidated annual accounts of the Company for the financial period from 1 January 2018 to 31 December 2018 prepared in accordance with Luxembourg Generally Accepted Accounting Principles and the laws and regulations of the Grand-Duchy of Luxembourg (the “Annual Accounts”).

The Board recommends that the Annual Accounts be approved, after due consideration of the report from the independent auditor on such Annual Accounts.

The Annual Accounts together with the report of the independent auditor on such Annual Accounts shall be made available: (i) on the Company’s website at www.pacificdrilling.com in the “Events & Presentations” subsection of the “Investor Relations” section; and (ii) at the Registered Office of the Company beginning fifteen (15) days before the Annual General Meeting until the date of the Annual General Meeting. Copies of the Annual Accounts and the relevant audit report shall also be sent to the registered shareholders in accordance with article 461-6 of the Luxembourg law of 10th August 1915 on commercial companies (the “Law”).

2.

Approval of the consolidated financial statements of the Company for the financial period from 1 January 2018 to 31 December 2018 prepared in accordance with United States Generally Accepted Accounting Principles (the “Consolidated Financial Statements”).

The Board recommends that the Consolidated Financial Statements be approved, after due consideration of the reports from each of the Board and the independent auditor included with such Consolidated Financial Statements.

The Consolidated Financial Statements together with the reports from each of the Board and the independent auditor included with such Consolidated Financial Statements shall be made available: (i) on the Company’s website at www.pacificdrilling.com in the “Events & Presentations” subsection of the “Investor Relations” section; and (ii) at the Registered Office of the Company beginning fifteen (15) days before the AGM until the date of the AGM. Copies of the Consolidated Financial Statements and the reports from each of the Board and the independent auditor shall also be sent to the registered shareholders in accordance with article 461-6 of the Law.

3.	Allocation of the net result shown in the Annual Accounts for the financial period from 1 January 2018 to 31 December 2018.

The Annual Accounts show a net profit and it is proposed that such profit be carried forward.

4.

Granting of discharge of liability (quitus) to the current directors of the Company for the exercise of their mandates as directors of the Company in relation to the financial period from 1 January 2018 to 31 December 2018.

In accordance with the Law, upon approval of the Company’s Annual Accounts and Consolidated Financial Statements, the shareholders must vote as to whether those who were members of the Board during the year 2018 shall be discharged from any liability in connection with the management of the Company’s affairs during such period.

The Board recommends that the shareholders approve granting discharge of liability to all the current directors.

5.

Reiterate (a) the acknowledgement of the resignations from the Board of: Messrs. Jeremy Asher, Antoine Bonnier, Laurence N. Charney, Cyril Ducau, N. Scott Fine, Sami Iskander, Matthew Samuels and Robert A. Schwed (the “Pre-emergence Directors”) with effect on November 19, 2018, and (b) the granting of full discharge of liability to the Pre-emergence Directors for the exercise of their mandates as directors of the Company which ended on November 19, 2018.

The Board has received the resignations of the Pre-emergence Directors with effect on November 19, 2018. Pursuant to the minutes of the shareholders general meeting dated November 19, 2018, the shareholders undertook, inter alia, to reiterate the discharge of liability of the Pre-emergence Directors at the date of this AGM.  The Board recommends that the shareholders acknowledge the resignations of the Pre-emergence Directors and grant the Pre-emergence Directors discharge of liability for the exercise of their mandates as directors of the Company which ended on November 19, 2018.

6.

Confirmation of the appointment of the following Class A members of the Board: David N. Weinstein, Bernie G. Wolford, Jr. and John V. Simon as previously co-opted by the Board by resolutions taken on November 19, 2018 and December 12, 2018, respectively.

The Board resolved to co-opt as Class A members of the Board: David N. Weinstein, and Bernie G. Wolford, Jr. by Board resolutions dated November 19, 2018, and John V. Simon by Board resolutions dated December 12, 2018.  In accordance with article 441-2 of the Law, it falls under the competence of the shareholders to confirm the appointment of the directors who have been temporarily co-opted.  The Board recommends that the shareholders confirm the appointment of the following Class A members of the Board: David N. Weinstein, Bernie G. Wolford, Jr. and John V. Simon.

7.

Re-appointment of the following Class A members of the Board for a term ending at the annual general meeting of the Company to be held in 2020: W. Matt Ralls, Bernie G. Wolford, Jr., John V. Simon, and David N. Weinstein.

As provided in the Company's Articles of Association, all Class A directors and Class B directors are elected to terms of one (1) year in length; provided, that the initial term of office of the Class A directors following 19 November 2018 (the “Effective Time”) shall expire at the General Meeting of the shareholders of the Company at which the annual accounts for the 2018 financial year will be approved and the initial term of office of the Class B directors following the Effective Time shall expire at the General Meeting of the shareholders of the Company at which the annual accounts for the 2019 financial year will be approved.

The mandate of the Class A directors comes to an end at this AGM in accordance with the terms of their election, and the Class A directors stand for re-appointment to the Board of Directors for a term ending at the annual general meeting to be held in 2020. As a result of the above, subject to the approval of the shareholders, the Board of Directors will be composed of: Messrs. W. Matt Ralls, Bernie G. Wolford, Jr., John V. Simon and David N. Weinstein, as Class A directors, and Messrs. Daniel Han, Donald Platner and Kiran Ramineni, as Class B directors.

Please refer to the Company’s 2018 Annual Report on Form 20-F as filed with the SEC on March 12, 2019 for certain biographical information on each of the current directors.

The Board recommends that the shareholders approve the re-appointment of each of the Class A directors.

8.	Approval of compensation of the members of the Board for 2019.

The compensation of the Company’s non-employee Class A directors is approved annually at the Annual General Meeting.

It is proposed that the following fees be paid to the Class A directors for their Board service for 2019*:

Chairman of the Board Equity Grant.......................................	150,000	RSUs(1)
Board Annual Retainer.........................................................	$75,000	annually
Audit Committee Chair Annual Retainer...................................	$35,000	annually(2)
Compensation Committee Chair Annual Retainer.....................	$25,000	annually(2)
Nominating Committee Chair Annual Retainer...........................	$0	(3)
Committee Member Annual Retainer.......................................	$15,000	annually
Initial Equity Grant Value.......................................................	$150,000	(4)
Subsequent Year Equity Grant Value.....................................	$75,000	annually
_________________
*Class B directors do not receive any compensation for their Board service.
(1)	Represents entirety of Chairman’s compensation for Board service.
(2)	Inclusive of committee member annual retainer.

(3)	Mr. Ralls will receive no cash compensation for serving on, or chairing, the Board or the Committees.
(4)	Number of RSUs based on $20.00 per share.

The Board recommends that the shareholders approve the Board compensation for 2019 as proposed.

9.	Re-appointment of KPMG Luxembourg, Réviseur d’entreprises agréé, as independent auditor of the Company until the annual general meeting of the shareholders of the Company to be held in 2020.

It is proposed that KPMG Luxembourg be re-appointed as independent auditor of the Company for a term ending on the date of the annual general meeting of shareholders of the Company to be held in 2020.

The Board recommends that the shareholders approve the re-appointment of KMPG Luxembourg.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the AGM other than that stated in the Notice of Annual General Meeting.